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                          January 17, 2023

       Abigail Jenkins
       Chief Executive Officer and Director
       Gamida Cell Ltd.
       116 Huntington Avenue, 7th Floor
       Boston, MA 02116

                                                        Re: Gamida Cell Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed January 11,
2023
                                                            File No. 333-269181

       Dear Abigail Jenkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel Goldberg, Esq.